

Mail Stop 3720

June 27, 2008

Robert B. Allen
President
Brink's Home Security Holdings, Inc.
8880 Esters Boulevard
Irving, TX 75063

> **Re:** **Brink's Home Security Holdings, Inc.**
> **Form 10-12B**
> **Filed May 30, 2008**
> **File No. 001-34088**

Dear Mr. Allen:

We have reviewed your filing and have the following comments. Please note that we refer to the registrant as BHS and The Brink's Company as Brink's, as this is consistent with the terminology you use in your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file your exhibits, such as the separation and other agreements with Brink's, as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

Registration Statement Cover Page

2.   Please note that the registration statement cover page was amended in Release No. 33-8876 titled "Smaller Reporting Company Regulatory Relief and Simplication," effective February 4, 2008, to add a disclosure requirement on

Form 10 that requests a registrant to check mark whether the registrant is a large accelerated filer, accelerated filer, non-accelerated filer, or smaller reporting company (replacing the defined term, "small business issuer"). Please revise your registration statement cover page to comply with this new requirement.

Exhibit 99.1 Information Statement

3. We note that you include industry research for estimated data and other figures cited throughout the document, such as those provided by the trade magazine *Security Distributing and Marketing*, for example. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available and were not prepared in connection with the registration statement.

Summary, page 1

Brink's Home Security Holdings, Inc., page 1

4. Where you disclose revenues and operating profit in the fourth paragraph, also disclose net income for the same periods.

5. Briefly define monthly recurring revenue.

Questions and Answers about the Spin-Off, page 4

6. Please revise to summarize in one place the kind and amount of various payments that you and Brink's will make to each other in connection with the spin-off, or immediately before or after the spin-off, including the repayment or forgiveness of intercompany indebtedness. Explain why Brink's is making a $50 million capital contribution in connection with the distribution and how its board arrived at this amount.

What will I receive in the spin-off?, page 4

7. If the distribution ratio will not be one-for-one, please provide a table that illustrates the distribution ratio by showing the number of BHS shares that a Brink's shareholder will receive for different amounts of shares held. If applicable, discuss how the distribution ratio may result in shareholders holding smaller or odd lots of BHS shares and this may make it more difficult for BHS shareholders to sell their shares.

8. We note the series of transactions pursuant to which the BHS shares distributed to The Brink's Company Employee Benefits Trust will be returned to BHS and shares of Brink's common stock of equivalent value will be provided in their

place. In light of these transactions, please explain why you believe that the distribution is pro rata and does not require Securities Act registration. In your analysis, please provide a detailed explanation of the transactions, including their purpose and effect, the timing of each step, the value of the consideration being paid, and the impact on Brink's shareholders' proportionate interest in BHS versus their proportionate interests in Brink's. Refer to Staff Legal Bulletin No. 4 available on our website at http://www.sec.gov/interps/legal.shtml.

9.   In addition, revise the disclosure in the document to fully explain these transactions between The Brink's Trust, Brink's and BHS and their impact on BHS and the BHS shareholders after the distribution. For example, discuss how the transactions will impact Brink's shareholders' proportionate interests in BHS and Brink's after the distribution and the number of shares outstanding in each company. As another example, quantify the estimated cost to you to repurchase BHS shares from Brink's immediately after the distribution.

What are the Federal income tax consequences to me of the spin-off?, page 5

10.   Please disclose when you will obtain the tax opinion from Cravath, Swaine & Moore LLP, and whether Brink's can waive the receipt of this tax opinion as a condition to the spin-off. Disclose that BHS has agreed to indemnify Brink's for tax liabilities resulting from the spin-off under particular circumstances.

Risk Factors, page 14

We are agreeing to certain restrictions…, page 18

11.   Please briefly specify the limitations placed on you by the Tax Matters Agreement from pursuing strategic transactions or engaging in new business or other transactions.

The Spin-Off, page 23

12.   Please provide a subsection that discusses the interests of BHS's officers and directors in the spin-off.

13.   Please provide a subsection that discusses the treatment of outstanding stock options and other stock-based awards in the spin-off. Disclose whether the stock options and other stock-based awards held by Brink's officers and directors will be treated the same in the distribution as those held by other employees.

Background, page 23

Reasons for the Spin-Off, page 23

14.   Please expand these sections to include a more thorough discussion of what led to
        Brink's decision to spin-off its residential and commercial security business at
        this time. In your revised disclosure, please include a discussion of the settlement
        agreement entered into between Brink's and MMI Investment, L.P., on behalf of
        itself and its affiliates, and its connection, if any, to the board's decision to engage
        in a spin-off transaction.

15.   We note that Brink's retained the consulting firm Monitor Group to assist in the
        evaluation of various strategic options, and that the board "had the benefit of
        analyses from Morgan Stanley." Please discuss the strategic options evaluated by
        the Brink's board. Clarify what analyses were provided by Morgan Stanley and
        considered by the board. Discuss whether or not the advisers recommended to the
        board that Brink's spin-off BHS as a separate, publicly-traded company.

16.   Please elaborate on the listed reasons for the spin-off of BHS. Also discuss the
        Brink's board's consideration of limitations on BHS as a result of the tax sharing
        agreement and other agreements with BHS, such as the challenges that will be
        faced by BHS due to limitations on BHS's use of the Brink's brand.

Treatment of Fractional Shares, page 24

17.   Disclose whether any brokerage or other fees will be paid in connection with
        selling aggregated fractional shares and who will pay those fees.

Material U.S. Federal Income Tax Consequences…, page 25

18.   In the first bulleted sentence on page 26 under the paragraph beginning, "The
        spin-off is conditioned upon…," please delete the mitigating word "generally," or
        else provide an explanation on what taxable income, gain or loss will be
        attributable to Brink's.

The Spin-Off and Tax-Free Transaction Status, page 27

19.   We note your disclosure that the tax-free transaction status of the spin-off may be
        disqualified under Section 355(e) of the Code if 50% or more of the stock of BHS
        or Brink's is acquired as part of a plan or series of related transactions that
        include the spin-off. Please discuss your intent to repurchase 6.52% of BHS
        stock from Brink's in connection with the spin-off and how it would be viewed
        under Section 355. To the extent material, expand your risk factor disclosure
        regarding the federal tax consequences of the spin-off to discuss the impact of this
        repurchase.

Unaudited Pro Forma Consolidated Financial Information, page 34

20.   Please disclose in the third paragraph whether, in the opinion of the management, additional adjustments based on the finalization of the terms of the separation and the underlying separation agreements are expected to be material or not on the pro forma information as presented in the filing. Also, disclose which items in the pro forma financial statements will be materially affected in the final determination of the allocation of the assets and liabilities resulting from the spin-off transaction.

21.   Please disclose in the fourth paragraph, management's assertion that the allocation methods described in the note 2 to the consolidated financial are reasonable as required by SAB Topic 1:B1.

22.   We note that in connection with the spin-off BHS intends to repurchase approximately 6.52% of its stock from Brink's. Please tell us why this transaction has not been reflected in the pro forma financial information and the capitalization table at page 31.

Management's Discussion and Analysis…, page 39

23.   Please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands or uncertainties that may affect the company's financial condition. Challenges that should be discussed include the transition to a publicly-traded company, including the additional costs associated with being a public company.

24.   Please discuss the impact of the Separation and Distribution Agreement, Brand Licensing Agreement, Transition Services Agreement, Tax Matters, Agreement and Employee Matter Agreement on the future results of operations and financial condition and liquidity.

Factors Affecting Operating Results, page 40

25.   We note your discussions of your cash costs per installation, cash break-even point and customer retention. Please discuss here and in the Business section the material terms of your typical customer contracts, including their duration and whether there are termination fees.

Results of Operations, page 46

2008 Interim Period Compared to 2007 Interim Period, page 46

26.   We note in the last sentence of this subsection that you believe that operating profit in 2009 will be affected by higher marketing cost for rebranding, offset by lower royalty expense. Please revise to also disclose your expectation as to the net effect on your 2009 operating profit as a result of these known commitments.

Similarly clarify your disclosure regarding your expectation as to the net effect on your 2009 cash flows from operating activities as a result of these known commitments.

Liquidity, page 50

27.   Please revise to disclose the known commitment of repurchasing approximately 6.52% of your stock from Brink's immediately after the spin-off, a quantified estimate of the cost to repurchase these shares, how you intend to pay for this repurchase, and how this will affect your short and long-term liquidity.

28.   Discuss whether your existing cash, cash equivalents, investments, cash from operations and sources of liquidity will be sufficient to fund your long-term liquidity needs. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Critical Accounting Policies, page 52

29.   Please expand the disclosures of your critical accounting policies for security systems capitalization, deferred subscriber acquisition costs and long-lived asset valuations to present a more robust discussion of the estimates and uncertainties involved in determining the amount of capitalized costs for installed systems and recording impairment charges for disconnected systems. Also address how you evaluate the recoverability of deferred acquisition costs that exceed deferred revenue.

30.   Please revise your disclosures to include a sensitivity analysis and other quantitative information that would be useful to an investor in understanding the nature and potential impact of the underlying judgments of each critical accounting policy. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section V of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Business, page 56

31.   Please revise this section to enhance the discussion of your authorized dealer program. For example, please disclose as a percentage the amount of sales and installation that is typically derived from your authorized dealer program, and the

number of authorized dealers you currently have. In this regard, we note that you currently have 68 branch locations, but cover more than 250 metropolitan areas in all 50 states and two Canadian provinces.

Stable Recurring Revenues and Cash Flows, page 57

32.   We note your disclosure that the stability of your customer base is demonstrated by "[y]our low customer attrition rates, ranging from 6.4% to 7.2% annually over the last five years." Further, you state in the subsection titled "Customer Retention" on page 62 that you believe you have the highest customer retention rate of the five largest security monitoring companies in North America. To provide context for your disclosure, please disclose the foundation used to support these statements. Please see comment three above if your answer is based on industry research.

Favorable Long-Term Growth Opportunities, page 57

33.   Please revise to disclose the name of the industry sources used to support your statement that the North American market for electronic security system sales, leasing, installation, monitoring and service was approximately $14 billion in 2007 and that only 20% to 25% of U.S. households currently have security systems. Please see comment three above with regard to providing these materials.

Executive Compensation, page 70

34.   Please revise to include the information required by paragraph (e)(4) of Item 407 of Regulation S-K, or tell us how you have complied with this Item.

Compensation Discussion and Analysis, page 70

35.   Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, you state on page 73 that the Brink's compensation committee considered certain factors in setting the base salary for your President, and that Brink's CEO also considered these factors in setting base salaries for each of your other named executive officers. Yet you do not analyze how the committee's or the CEO's consideration of these factors resulted in the salaries paid for each officer. This is only one example and similar analyses should be provided for the other elements of compensation as well, such as annual bonus awards and long-term incentive compensation. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Factors Considered in Determining Executive Compensation, page 72

36.   We note in the third paragraph of this section that you structure the compensation program so that the named executive officers short-term compensation is at or near the 50th percentile of certain selected peer companies. Please identify the companies to which you benchmark your compensation and discuss in greater detail how your benchmark companies were selected. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, to the extent actual short-term compensation was outside the 50th percentile range in 2007, please explain why.

Long-Term Incentive Compensation, page 76

37.   Please revise your discussion of the Management Performance Improvement Plan to more clearly explain how the actual 2007 amounts awarded to each named executive officer were calculated. In this regard, we note that the "Non-Equity Incentive Plan Compensation" column in your Summary Compensation Table on page 81 discloses that your named executive officers received actual payouts of 132.5% of the target amounts disclosed in your Grants of Plan-Based Awards on page 85.

Summary Compensation Table, page 81

38.   The amounts reported in the "All Other Compensation" column of your Summary Compensation Table do not equal the totals disclosed in footnote six on page 83. Please revise or advise.

Grants of Plan-Based Awards, page 85

39.   It appears that the information corresponding to the July 12, 2007 grant date is currently listed on the January 1, 2007 line. Please revise or advise.

Outstanding Equity Awards at Fiscal Year-End, page 88

40.   Please revise to disclose by footnote the vesting dates of options held at fiscal-year end. Refer to Instruction 1 to Item 402(f)(2) of Regulation S-K. In the alternative, since all of the options share a common vesting schedule, you may provide this information by inserting a separate column in your table providing the date of grant for each option.

Director Compensation, page 99

41.   Please summarize, to the extent known, the anticipated compensation structure for the BHS directors following the spin-off. If you anticipate that the compensation structure will be substantially similar to Brink's compensation structure for its directors, please disclose its materials terms.

Where You Can Find More Information, page 108

42.   Please revise your disclosure to reflect our current address, 100 F Street, N.E., Washington, D.C. 20549.

Financial Statements:

Notes to the Consolidated Financial Statements

Deferred Subscriber Acquisition Costs, page F-10

43.   We note that you defer certain subscriber acquisition costs, including incremental direct selling costs. Please describe for us the types and amounts of costs that you deferred during each period presented in the financial statements. Tell us how you applied the guidance in SFAS 91 in assessing whether these costs should be deferred. Tell us how you determine the amount of unamortized deferred acquisition costs of an installation that is identified for disconnection and possible impairment.

44.   You disclose that deferred costs exceed deferred revenues for subscribers acquired through the Brink's Home Technologies activities. Tell us the amount of excess deferred costs capitalized during each period presented and how you evaluate whether these costs are recoverable from net cash flows from the initial term of the monitoring contract. Also describe any termination provisions under these contracts and discuss whether management has successfully enforced these provisions.

Property and Equipment, page F-9

45.   You disclose that costs capitalized as part of the installation of security systems at subscriber locations include other costs. These other costs include the costs of vehicles used for installation, and a portion of telecommunication, facilities and administrative costs incurred at branches associated with the installation process. Tell us how you applied the guidance in SFAS 91 or other relevant accounting literature in assessing whether these costs should be deferred. Tell us how you calculate the amount of costs attributed to each installation when recording the amount of impairment for disconnected security systems.

Legal Proceedings, page F-28

46.   You disclose that losses from legal proceedings or changes in estimates of losses may result in material changes in earnings. If it is reasonably possible that the outcome of these matters may result in a liability that materially exceeds the amount already accrued, paragraph 10 of SFAS 5 requires disclosure of the range

of reasonably possible loss or a clear statement that a range cannot be estimated. Please clarify and revise the disclosures regarding these uncertainties to conform with the requirements of SFAS 5, or explain why no modification is necessary.

* * * *

Please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile (212) 474-3700
           George E. Zobitz, Esq.
           (Cravath, Swaine & Moore LLP)